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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                           ------------------------

                                SCHEDULE 14D-9
                                (Rule 14d-101)

                    SOLICITATION / RECOMMENDATION STATEMENT
         UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                         KLLM Transport Services, Inc.
                           (Name of Subject Company)

                             --------------------

                         KLLM Transport Services, Inc.
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   482498102
                     (CUSIP Number of Class of Securities)

                              --------------------

                                Leland R. Speed
          Chairman of the Special Committee of the Board of Directors
                         KLLM Transport Services, Inc.
                              135 Riverview Drive
                          Richland, Mississippi 39218
                                 (601) 939-2545
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With copies to:
                             Sidney J. Nurkin, Esq.
                               Alston & Bird LLP
                              One Atlantic Center
                           1201 West Peachtree Street
                             Atlanta, Georgia 30309
                                 (404) 881-7000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1.  Subject Company Information.

     (a) Name and Address. The name of the subject company is KLLM Transport Services, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 135 Riverview Drive, Richland, Mississippi 39218. The telephone number of the principal executive offices of the Company is (601) 939-2545.

     (b) Securities. The title of the class of equity securities to which this Statement relates is the common stock, par value $1.00 per share, of the Company (the "Common Stock"), including the associated preferred share purchase rights (the "Rights") issuable pursuant to the Stockholder Protection Rights Agreement dated as of February 13, 1997, between the Company and Harris Trust and Savings Bank, as successor rights agent, as amended by Amendment No. 1 thereto, dated as of May 25, 2000 (the "Rights Plan"). A copy of the Rights Plan is incorporated by reference as Exhibit (e)(4) to this Statement and is incorporated herein by reference. A copy of Amendment No. 1 to the Rights Plan is attached hereto as Exhibit (e)(5) to this Statement and is incorporated herein by reference. Excluding the rights, as of May 31, 2000 there were 4,103,478 shares of Common Stock outstanding. The shares of Common Stock together with any associated Rights are referred to herein as the "Shares."

Item 2.  Identity and Background of Filing Person.

     (a) Name and Address. The name, address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in
Section 1(a) above. In addition to being the filing person, the Company is also the subject company.

     (d) Tender Offer. This Statement relates to the tender offer being made by High Road Acquisition Subsidiary Corp., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of High Road Acquisition Corp., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock not owned by it or its affiliates at a purchase price of $8.05 per share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, (the "Offer Price") upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated June 2, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "High Road Offer"). The High Road Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Purchaser with the Securities and Exchange Commission (the "Commission") on June 2, 2000. The High Road Offer is being made in accordance with the Plan of Agreement and Merger, dated as of May 25, 2000, among Parent, Purchaser and the Company (the "Merger Agreement"), a copy of which is attached hereto as Exhibit
(e)(1). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Parent, Purchaser, any of their respective subsidiaries, the Company or its subsidiary, which Shares will be cancelled, and Shares, if any, held by stockholders who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive $8.05 in cash or any greater amount per Share paid pursuant to the High Road Offer (the "Merger Consideration"). A copy of the Merger

                                      -1-
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Agreement is attached hereto as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

     The Offer to Purchase states that the principal executive offices of Purchaser and Parent are located at 135 Riverview Drive, Jackson, Mississippi 39218.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

     (d) Conflicts of Interest. Except as described in (i) this Schedule 14D-9 and (ii) in the section entitled "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" in the Company's Form 10-K for the period ended December 31, 1999 (the "Company's 1999 Form 10-K"), no material agreement, arrangement or understanding or actual or potential conflict of interest exists between the Company, its executive officers, directors or affiliates, Parent or its affiliates, or Purchaser and its executive officers, directors or affiliates. Item 7 is incorporated by reference as Exhibit (e)(6) to this document and is incorporated into this document by reference.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement, which relate to agreements, arrangements and understandings of a type described above. The summary of the Merger Agreement contained in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO, which is being mailed to stockholders together with this Statement, and incorporated herein by reference, is more complete. In addition, the following summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit
(e)(1) hereto and is incorporated herein by reference. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Merger Agreement.

The Company Board. The Merger Agreement provides that, promptly upon acceptance for payment by Purchaser of Shares tendered pursuant to the Offer sufficient to satisfy the Minimum Tender Condition, all of the Company's directors except Mr. Liles shall deliver to Purchaser their resignations, effective upon delivery, and such directors shall be replaced by directors designated by Purchaser. The Company's obligations to appoint Purchaser's designees to its Board of Directors will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Merger Agreement provides that a termination of or amendment to an extension or waiver pursuant to the Merger Agreement, in order to be effective, requires
(1) in the case of Parent or Purchaser, action by its board of directors or the duly authorized designee of its board of directors and (2) in the case of the Company, (a) if prior to the replacement of the Company's Board, action by the Company's Board or the duly authorized designee of the Company's Board, and (b) after such replacement of the Company's Board, by a majority of the Approving Directors. The "Approving Directors" shall be Leland Speed, David Metzler and Walter Neely.

     Indemnification and Insurance. The Merger Agreement provides that all rights to exculpation and indemnification for acts or omissions occurring prior to the Effective Time existing in favor of the current or former directors or officers of the Company as provided in its certificate of incorporation or bylaws, in each case as in effect as of the date of the Merger Agreement, will survive the Merger and will continue in full force and effect in accordance with their terms without amendment thereto for a period of three years commencing as of the Effective Time.

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     The Merger Agreement further provides that for three years from the
Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the policies of directors' and officers' liability insurance maintained by the Company as of the date thereof (or policies providing at least the same coverage amounts and containing terms that are no less advantageous in any material respect to the insured parties) with respect to claims arising from facts or events that occurred or are alleged to have occurred at or prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend annual premiums in excess of 150% of the annual premiums currently paid by the Company for such insurance, and, provided further, that if the premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. The Merger Agreement further provides that Parent shall use its best efforts to cause any person or entity that purchases all or substantially all of the assets of the Company within three years after the Effective Time to become bound by these insurance covenants.

     Treatment of Options. In the Merger Agreement, the Company has agreed that it will, as soon as practical following the closing of the Offer, (1) effect the cancellation of all options to purchase securities of the Company in accordance with the relevant provisions of the plan pursuant to which they were granted, and (2) tender to each person who has subscribed for Shares under the Employee Stock Purchase Plan in exchange for canceling such subscription a cash payment equal to the product of (x) the number of Shares subscribed for in the applicable Subscription Agreement and (y) the excess of the Merger Consideration over $7.50, in addition to returning all amounts previously deducted from their payroll to be used towards the purchase price of such Shares, with interest at the rate of 5.25% per annum. The Company also agreed not to issue any additional shares under its Non-Employee Director Stock Compensation Plan, effective as of March 31, 2000; director fees after that time will be paid in cash.

Confidentiality Agreement

     Pursuant to a confidentiality agreement dated May 1, 2000 (the "Confidentiality Agreement"), a copy of which is incorporated by reference as Exhibit (e)(2), the Company, Parent and Purchaser agreed to keep confidential certain information provided by the Company or its representatives. The Merger Agreement provides that certain information exchanged pursuant to the Merger Agreement will be subject to the Confidentiality Agreement.

     The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is attached hereto as Exhibit (e)(2) to this Statement and is incorporated herein by reference. The Confidentiality Agreement should be read in its entirety for a more complete description of the matters summarized above.

Item 4.  The Solicitation or Recommendation.

     (a)  Solicitation Recommendation.

     As more fully described below, the special committee of the Board of Directors of the Company unanimously recommends that all holders of Common Stock accept the High Road Offer and tender their Shares in the High Road offer.

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     (b) (i) Background of the High Road Offer; Contact with Parent.

     William J. Liles, III is the Chairman of the Board, President and Chief Executive Officer of the Company. According to the Offer to Purchase, Mr. Liles is also a director and the President of Parent, which formed Purchaser for the sole purpose of acquiring the Company. Also according to the Offer to Purchase, members of the Liles family, including Mr. Liles are, or upon the closing of the tender offer will be, stockholders of Parent. Mr. Liles' family has owned a significant portion of the Company since his father and a partner founded it in the 1960s. Mr. Liles has been an employee of the Company since 1974.

     After the death of his father in 1996, Mr. Liles became the beneficial owner of 626,163 Shares, as co-trustee with his sister and an indirect beneficiary of the William J. Liles, Jr. Marital Trust (the "Marital Trust"), and of 54,237 Shares owned by the William J. Liles, Jr. Family Trust (the "Family Trust"), of which Mr. Liles' mother is trustee and Mr. Liles is a beneficiary. Mr. Liles is also trustee of two trusts for the benefit of his sons, which trusts own a total of 3,590 Shares, and Mr. Liles and his wife own 5,133 Shares. The Marital Trust, Family Trust, trusts for Mr. Liles' sons, and Mr. Liles and his wife are sometimes referred to herein as the "Liles Family." The 689,123 Shares owned by the Liles Family are sometimes referred to herein as the "Liles Shares."

     In August 1999, the Company engaged Morgan Keegan & Company, Inc. ("Morgan Keegan") to act as its financial advisor to consider strategic alternatives, including a potential sale of the Company, with a view to enhancing stockholder value.

     With respect to the potential sale of the Company, the Board authorized Morgan Keegan to solicit potential bids to acquire the Company and prepare a memorandum containing certain confidential information about the Company (the "Confidential Memorandum"). Following the Board's authorization, Morgan Keegan contacted 20 to 25 potential bidders, including Robert E. Low, the President of New Prime, Inc., one of the Company's principle competitors. Of those 20 to 25 parties, nine entered into confidentiality agreements with the Company and were furnished copies of the Confidential Memorandum. None of the 9 companies conducted additional diligence of the Company. Morgan Keegan contacted Mr. Low in October 1999 and offered to send him the Confidential Memorandum provided that Mr. Low enter into a confidentiality agreement with the Company, which included a two-year standstill provision. Mr. Low declined to execute the confidentiality agreement, and, therefore, did not receive a copy of the Confidential Memorandum. Morgan Keegan attempted several times thereafter to get Mr. Low to begin negotiations regarding acquiring the Company.

     Over the next several months, Mr. Low acquired 539,600 shares of the Company's common stock, or approximately 13% of its outstanding shares of capital stock. On February 10, 2000, Mr. Low filed an amendment to his Schedule 13D and issued a press release stating that he wanted to explore a transaction with the Company.

     On February 11, 2000, Mr. John H. ("Chip") Grayson, Jr., Managing Director of Morgan Keegan, called Mr. Low. Mr. Low expressed to Mr. Grayson a strong interest in pursuing a friendly transaction with the Company and asked to meet with Mr. Liles to discuss such a transaction. Mr. Low indicated that he was interested in keeping the Company's current management team, including Mr. Liles, in place after the consummation of any transaction. On February 14, 2000, Messrs. Low and Liles met in Biloxi, Mississippi, at which time Mr. Low reiterated his interest in a friendly transaction with the Company. Mr. Liles stated to Mr. Low that, notwithstanding the price at which the Common Stock was then trading, he would not be

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interested in a sale of the Company for less than its book value, which was approximately $12.60 per share. Mr. Low responded by stating that such a price would represent a 100% premium over the then current trading price of the Common Stock and that he believed that a price in the range of $7 to $7.50 per share would represent a fair price for the Common Stock.

     Over the course of the next several weeks, Mr. Grayson had numerous telephone conversations with Mr. Low and his representatives during which Mr. Low indicated his desire to bring a team to the Company's principal office in Richland, Mississippi to meet with the Company's current management team and conduct due diligence. On February 28, 2000, Mr. Grayson informed Mr. Low via telephone that the Company would require a written indication of interest in the price range of $12.00 per share and a fully-executed confidentiality agreement containing a two year standstill provision to allow Mr. Low access to the Company's confidential, non-public information.

     On March 1, 2000, Mr. Low informed Mr. Grayson via telephone that his counsel advised him that providing the Company with a written indication of interest would require him to amend his Schedule 13D and make such written indication of interest a matter of public record. Mr. Low stated that he preferred to indicate orally that he was willing to pay a purchase price for the Company that was between the current market price and book value per share of the Company. Mr. Grayson informed Mr. Low that he would bring Mr. Low's proposal to the Board of Directors of the Company.

     On March 16, 2000, Mr. Low sent the following letter to the Company making public his interest in exploring the possibility of acquiring the Company.

                                                                  March 15, 2000

Mr. Jack Liles
Chairman of the Board, President and Chief Executive Officer
KLLM Transport Services, Inc.
135 Riverview Drive
Richmond, Mississippi 39218

Dear Jack:

     This letter is to express my interest in acquiring KLLM Transport Services, Inc., either directly or through New Prime, Inc., a corporation wholly-owned by me, in an all cash transaction.

     Although I have not had the opportunity to conduct any due diligence other than a preliminary review of KLLM's public documents, I think that a premium of as much as 25% over the closing price of KLLM's common stock, as quoted on the Nasdaq Stock Market on the trading day first preceding the disclosure of our interest expressed in this letter, would be feasible. Based upon Tuesday's closing price, the price per share to your stockholders would be approximately $7.60 per share.

     As you know, I have filed a Schedule 13D as a result of the level of my ownership of KLLM shares, which requires amendment upon the occurrence of any material change in the information contained therein. Consequently, I have filed an amendment to my Schedule 13D contemporaneously with the delivery of this letter disclosing my having advised you of my interest in acquiring KLLM (either directly or indirectly) on a friendly basis and the execution by

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me of a consent of stockholder for the purpose of protecting certain alternatives that may be pursued by me in the future. A copy of the letter and the consent of stockholder are attached as exhibits to the amendment.

     I think that an all cash transaction will be attractive to your stockholders, who currently hold a stock which is thinly traded and historically has not paid dividends, to liquidate their investment in KLLM at a substantial premium over current share value.

     I would like to emphasize my desire to proceed with exploratory discussions with you and your management as promptly as possible, with the dual objectives of commencing a due diligence-review (subject, of course, to an appropriate confidentiality agreement), and negotiating the specific terms of an all cash transaction with KLLM on a friendly basis.

     I look forward to hearing from you.

                                        Very truly yours,

                                        /s/ Robert E. Low
                                        -----------------
                                        Robert E. Low

     On March 17, 2000, Mr. Low executed a Consent of Stockholder providing for, among other things, the removal of the current Board and replacing it with Mr. Low's slate of directors. According to the preliminary consent solicitation materials, Mr. Low began the process to replace the Company's Board to facilitate his acquisition of the Company without the approval of the Company's current Board of Directors. A copy of the Consent of Stockholder was delivered to the registered agent of the Company in the State of Delaware on the next day, thereby establishing the record date for the record holders entitled to exercise their consent as March 17, 2000.

     At a Board of Directors meeting on March 20, 2000, Mr. Liles conveyed his interest in making a proposal to acquire the Company. In addition, on or about March 20, 2000, Mr. Grayson informed Mr. Low via telephone that a majority of the Board would be receptive to an offer from Mr. Low, at a higher price than the price per share set forth in Mr. Low's March 15, 2000 letter. Mr. Low did not increase his offered price.

     On March 23, 2000, in response to Mr. Liles' indication of his interest to acquire the Company, the Board created a Special Committee of the Board of Directors to consider and negotiate the terms of the potential sale of control of the Company, independently and on behalf of the Company's stockholders. The Special Committee is comprised of Leland Speed, as Chairman, Dr. Walter Neely and David Metzler. Morgan Keegan was requested to act as financial advisor for the Special Committee, and Alston & Bird LLP was requested to act as legal counsel to the Special Committee.

     On March 23, 2000, the Special Committee considered the price per share indicated by Mr. Low and concluded that such price was wholly inadequate relative to the current book value of the Company and in light of Mr. Liles' indication on March 20, 2000, that he was interested in making a competing bid for the Company. The Special Committee believed that an active auction of the Company would render a higher price. The Special Committee also determined that it was not in the best interests of the Company and its stockholders to allow Mr. Low, the President of one of the Company's principal competitors, to meet with the Company's current management team and to conduct due diligence unless Mr. Low entered into an acceptable confidentiality

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agreement and provided the Company with an indication of interest at a price per share greater than set forth in Mr. Low's March 15, 2000 letter. The Special Committee, in making such decision, reasoned that it was in the best interests of the Company and its stockholders not to allow Mr. Low to conduct a due diligence review and management interviews because allowing him to do so would lead to his obtaining confidential, non-public information about the Company.
The Special Committee contemplated that Mr. Low could merely have been indicating his interest in the Company to obtain confidential information about the Company. The Special Committee further reasoned that it would be detrimental to the Company and its stockholders to allow Mr. Low, a principal competitor of the Company, to obtain such information without first obtaining some reasonable protection for such information through a confidentiality agreement.

     On March 29, 2000, the Special Committee held a telephonic meeting to discuss the process for seeking the best price and terms for the sale of the Company. At that meeting, the Special Committee discussed indications by Mr. Liles that Mr. Liles was putting together an offer to acquire all of the outstanding capital stock of the Company not owned by him or related family interests. Sidney J. Nurkin of Alston & Bird LLP advised the Special Committee of its legal obligations relating to a potential transaction. The members of the Special Committee agreed that the Company should endeavor to obtain suitable confidentiality agreements from both Messrs. Low and Liles so that they could treat each of them equally and conduct an orderly auction of the Company in an attempt to maximize stockholder value.

     On March 29, 2000, Mr. Grayson sent Mr. Low a form of confidentiality agreement that had been signed on behalf of the Company. Mr. Grayson asked Mr. Low to execute such agreement so that the Company could allow Mr. Low to conduct a due diligence review of the Company. On March 29, 2000, Mr. Nurkin sent Ms. Dionne Rousseau of Jones, Walker, Waechter, Poitevant, Carrere & Denegre, L.L.P., counsel to Mr. Liles, a form of confidentiality agreement for Mr. Liles' execution. The form of confidentiality agreements sent to Messrs. Low and Liles were substantially identical, and each contained a two-year standstill provision. According to a letter dated March 30, 2000 from Mr. Low to Mr. Grayson, Mr. Low did not execute the confidentiality agreement because he believed that it was unacceptable, primarily because of the two-year standstill provision. On March 30, 2000, Ms. Rousseau informed Mr. Nurkin via telephone that Mr. Liles would not enter into a confidentiality agreement with the Company until Mr. Low did so.

     On March 30, 2000, the Company filed its Annual Report on Form 10-K for its fiscal year ended December 31, 1999, wherein it was disclosed that KLLM, Inc., a wholly owned subsidiary of the Company, had entered in December 1999 into change in control agreements with Mr. Liles, Steven L. Dutro and Nancy M. Sawyer, each an executive officer of the Company, as well as several others. The Company also disclosed that it anticipated entering into change in control agreements with certain additional employees, which it subsequently did. These agreements provide for, among other things, a bonus payment if such employee's employment with the Company shall have terminated within 12 months after a change in control as a result of such executive's termination by the Company without cause or such executive's resignation for good reason. The change in control agreements provide that such bonus is payable in full on the date of such termination and will cause the Company to pay such employees, upon certain triggering events, in the aggregate approximately $1,876,600.

     On March 30, 2000, Mr. Liles filed an amendment to his Schedule 13D, in which Mr. Liles stated that he had communicated to the Board of Directors of the Company that he had a strong interest in acquiring the Company and was in the process of developing a proposal for such an acquisition.

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     On April 5, 2000, Mr. Low sent the following letter to the Company demanding access to, among other things, the Company's stockholder list and securities listing position.


                                                                   April 5, 2000
     Via Overnight Delivery

Corporate Secretary
KLLM Transport Services, Inc.
135 Riverview Drive
Richland, Mississippi 39218

     The Prentice-Hall Corporation System, Inc. as Registered Agent of KLLM Transport Services, Inc. 1013 Centre Road Wilmington, Delaware

Ladies and Gentlemen:

     I am a stockholder of record of 100 shares of Common Stock, par value $1.00 per share, including the associated rights to purchase preferred stock ("Common Stock"), of KLLM Transport Services, Inc., a Delaware corporation (the "Company"). I also beneficially own 539,500 shares of Common Stock.

     Pursuant to ss. 220 of the Delaware General Corporation Law, I hereby demand that at a time not later than the opening of business on April 13, 2000 you make available for inspection and copying the Company's stock ledger and a list of stockholders dated as of March 17, 2000.

     In addition to and as part of the foregoing demand, I hereby request:

     (a) A list of the record holders of the Company, dated as of March 17, 2000 and certified by the Company or its transfer agent, showing the names and addresses of each record holder of the Company and their stockholdings.

     (b) A magnetic computer tape list of the stockholders of the Company as of March 17, 2000 showing the names, addresses and number of shares of Common Stock held by such stockholders, together with such computer processing data as is necessary for me to make use of such magnetic computer tape for verification purposes.

     (c) All information in or which comes into the Company's possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees concerning the names, addresses and number of shares of Common Stock held by the participating brokers and banks named in the individual nominee names of Cede & Co., Pacific & Co., Kray & Co., Philadep, DLJ and other similar nominees, and a list or lists containing the name, address and number of shares of Common Stock attributable to any participant in any Company employee stock ownership or comparable plan in which the decision regarding the voting of Common Stock held by such plan is made, directly or indirectly, individually or collectively, by the participants in the plan.

     (d) All information in or which comes into the Company's possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the beneficial owners of shares of Common Stock ("NOBO's") in the format of a printout in descending order balance.

     I will bear the reasonable costs incurred by the Company (including those of its transfer agent) in connection with the production of the above information.

     The purpose of this demand is to enable me to communicate with my fellow Company stockholders on matters relating to our mutual interests as stockholders including the solicitation of written consents for the removal of the Company's current Board of Directors.

     I hereby designate and authorize Steven D. Crawford and Gallop, Johnson & Neuman, L.C., their respective partners, officers and employees, and any other persons to be designated by me, acting together, singly or in combination, to conduct, as my agents, the inspection and copying herein requested.

     Please advise Steven D. Crawford (800-848-4560) immediately whether you will voluntarily supply the requested information or when and where the items demanded above will be readily available to me.

                                        Very truly yours,

                                        /s/ Robert E. Low
                                        -----------------
                                        Robert E. Low

     The Company provided Mr. Low with a list of the Company's stockholders as of March 17, 2000 and a list of NOBOs pursuant to his request above.

     On April 6, 2000, Mr. Low received a letter from Mr. Grayson indicating that the Company would be willing to consider a six-month standstill agreement. Mr. Low once again reiterated that while he would be willing to sign a confidentiality agreement to protect any proprietary information which may be disclosed to Mr. Low during a due diligence review of the Company, Mr. Low would be unwilling to agree to any form of a standstill obligation on his part. In light of Mr. Low's commencing a consent solicitation to replace the Board, the Special Committee made the decision to require a standstill provision in any confidentiality agreement it obtained from Mr. Low because such an agreement would allow the Company to undertake an orderly auction of the Company and to treat both Messrs. Low and Liles equally. Mr. Low's consent solicitation was seeking to remove the current Board, including the members of the Special Committee, and replace it with a new slate of directors proposed by Mr. Low, including Mr. Low himself. The Special Committee reasoned that the standstill provision was now necessary for an orderly process because it would force Mr. Low to withdraw his consent solicitation, thereby eliminating the possibility that the members of the Special Committee would be removed from office and allowing them to proceed with an auction of the Company.

     Also on April 6, 2000, Mr. Low received a call from Mr. Leland R. Speed, a director of the Company and Chairman of the Special Committee, urging that Mr. Low reconsider entering into a short-term standstill agreement of three months. Mr. Low once again indicated that he would have no interest in entering into a standstill agreement of any duration with the Company.

     On April 6, 2000, Mr. Grayson informed Mr. Low via telephone that the purpose of the Special Committee is to maximize the value of the Company for its stockholders. Mr. Grayson also informed Mr. Low that, upon Mr. Low entering into a satisfactory confidentiality agreement, the Special Committee was prepared to use its best efforts to provide Mr. Low with sufficient access to the Company to provide Mr. Low substantially the same information Mr. Liles has about the Company.

     On April 11, 2000, Mr. Nurkin reiterated to Mr. Steve Crawford, counsel to New Prime, Inc. and, as indicated by Mr. Crawford, counsel to Mr. Low, that upon Mr. Low entering into a satisfactory confidentiality agreement, the Special Committee was prepared to use its best efforts to provide Mr. Low with enough access to the Company to give Mr. Low substantially the same information Mr. Liles has about the Company.

     On April 12, 2000, Mr. Low, through Low Acquisition, Inc., commenced the Low Offer. The Low Offer was subject to certain conditions, including, making the Rights Plan inapplicable to the offer, approving, in accordance with Section 203 of the DGCL, any negotiated transaction with Mr. Low, having no other tender offer for some or all of the shares of the Common Stock being commenced or publicly proposed to be made and having no material amount of indebtedness of the Company accelerated by the offer. Subsequent to the commencement of the Low Offer, as discussed below, a proposal for another tender offer for all outstanding shares of Common Stock was made to the Special Committee and was publicly announced. Additionally, the Low Offer would have created a default under the Company's existing revolving credit facility. Consequently, at least two of the conditions of the Low Offer would have had to been waived by Mr. Low. The Low Offer was not contingent upon Mr. Low obtaining financing.

     Contemporaneously with the commencement of the Low Offer, Mr. Low filed a preliminary consent statement on Schedule 14A with the Securities and Exchange Commission in which he indicated his plan to initiate a consent solicitation to permit the consummation of his unsolicited tender offer to acquire the Company, through Low Acquisition, Inc., as described above and therein. If Mr. Low's consent solicitation had been successful, he would have replaced the Board with his own designees, who then would have been able to redeem the Rights Plan, approve the transactions contemplated by the Low Offer, and remove any other impediments to Mr. Low completing the transactions contemplated by the Low Offer. This would have allowed Mr. Low to complete the Low Offer upon his successful obtainment of more than 50% of the outstanding Shares in his tender offer. As discussed below, on May 1, 2000, Mr. Low ultimately terminated his consent solicitation.

     On April 12, 2000, the Special Committee met to discuss Mr. Low's tender offer and determine how to proceed to obtain the maximum value for the stockholders of the Company. Mr. Nurkin advised the special committee of the legal implications of the Low Offer and explained the rules regarding communication with stockholders during a tender offer. The special committee discussed the used of an auction process to encourage other bidders for the Company to come forward and agreed to file a Schedule 14D-9 in response to the Low Offer.

     On April 19, 2000, Mr. Liles and Bernard J. Ebbers (collectively, the "Liles Group") submitted a proposal to the Special Committee to acquire, by means of a tender offer, all of the outstanding Shares (other than those shares held in treasury or by Mr. Liles and trusts controlled by his family) for $8.25 per share in cash. The proposal of the Liles Group was subject to certain conditions, including requiring the Company to deal exclusively with the Liles Group unless the Company obtained an unsolicited superior proposal and paid up to $1 million in fees (which amount included a $750,000 cash break-up fee) if the Company entered into a transaction with a third party, making the Rights Plan inapplicable to the offer, and approving any negotiated transaction with the Liles Group in accordance with Section 203 of the DGCL. The Liles Group's proposal was not subject to the Liles Group obtaining financing, except for the requirement that the Company must execute a commitment letter to refinance its existing revolving credit facility, and have in place a definitive agreement consistent with the terms of the Commitment letter upon the closing of the transaction.

     On April 20, 2000, the Special Committee met via telephone conference to discuss Mr. Liles' proposal and to determine how to proceed to obtain the maximum value for the stockholders of the Company. After discussion, the Special Committee concluded that it could not agree to the conditions set forth in Mr. Liles' proposal and instructed counsel to the Committee to communicate that conclusion to counsel for Mr. Liles. Mr. Nurkin conveyed the Special Committee's decision to Ms. Rousseau via telephone. The Special Committee also authorized by Mr. Grayson to actively seek other bidders for the Company.

     On April 21, 2000, the Special Committee received the following letter from Mr. Low:



                     [Letterhead of Low Acquisition, Inc.]

                                 April 21, 2000


Mr. Leland R. Speed, Chairman of the Special Committee
 of the Board of Directors of KLLM Transport Services, Inc.
c/o Sidney J. Nurkin, Esq.
Alston & Bird, LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

Dear Mr. Speed:

     I have reviewed the press release announcing the proposal of the Jack Liles family and Bernard J. Ebbers to acquire KLLM Transport Services, Inc. for $8.25 per share and the Schedule 13D/A filed by Jack Liles which, among other things, contained a copy of the written proposal submitted by the Liles/Ebbers group.

     While I commend your Special Committee for seeking to maximize stockholder value in connection with the sale of KLLM, I am very concerned over what could be construed to be an effort to abandon a fair auction process by giving one bidder, led by the Chief Executive Officer of KLLM, significant advantage over any other bidder, including myself. Specifically, I am referring to the provisions contained in the Liles/ Ebbers group's proposal which would provide a "bust-up" fee and expense, which in the aggregate would amount to $1 million if a "Superior Proposal" was accepted by the KLLM Board.

     I have attempted in good faith to meet with the KLLM Board and, not being successful in that effort, and at my personal expense, have commenced a tender offer with a view toward acquiring the entire equity interest in KLLM at Low. As stated in the tender offer materials, and as mentioned to you, I still wish to discuss my proposal to KLLM with you and other appropriate representatives of KLLM on a friendly basis, and I am prepared to increased my offer.

     I think that the KLLM Board would be in violation of its fiduciary duties to the KLLM stockholders if it did not permit me to submit a new proposal to compete with the Liles/Ebbers group's offer before obligating KLLM to such exorbitant fees and expenses if a "Superior Proposal" is received by KLLM. Obviously, I, along with any other potential bidder, would have to take such fees and expenses into account in determining the amount of our per share purchase price. This can only be harmful to the KLLM stockholders who might otherwise have been in a position to receive all or a substantial portion of such fees and expenses paid to the Liles/Ebbers group.

     I am hereby demanding that I be given at least a few days to conduct a due diligence review of KLLM in order to confirm the contemplated increase to the per share purchase price currently proposed by me to an amount in excess of that currently proposed by the Liles/Ebbers group. As you know, I am willing, and indeed expect, to enter into a confidentiality agreement in connection with my due diligence review.

     Please understand that any agreement on your part to the exorbitant fees and expenses contained in the Liles/Ebbers group's proposal will result in a dollar for dollar reduction in the price I would otherwise be prepared to offer to the KLLM stockholders.

     Based on my conversation last night with KLLM's investment advisor, I am encouraged that you and your counsel will together devise a fair auction process aimed at maximizing value to the KLLM stockholders.

     Please call me promptly to arrange for my due diligence review so that I may be in a position to offer higher value to the KLLM stockholders.

                                        Very truly yours,

                                        /s/ Robert E. Low
                                        -----------------
                                        Robert E. Low

     Mr. Nurkin advised Mr. Crawford that the Special Committee was intent on conducting an amicable, fair auction in which all potential bidders would be on equal footing provided that such bidders executed a confidentiality agreement. Mr. Nurkin also advised Mr. Crawford that the Special Committee had no present intent to accept the Liles Group's proposal; rather, the Special Committee intended to conduct an auction to maximize stockholder value.

     On April 21, 2000, the Special Committee sent Mr. Low a confidentiality agreement, which did not contain a standstill agreement.

     In a series of telephone calls to and among the members of the Special Committee, its financial advisors and its legal advisors on April 21, 2000, the Special Committee decided to send a letter to each of Mr. Low and Mr. Liles requesting that they comply with certain bid procedures established by the Committee, including submitting to the Special Committee by the close of business on May 5, 2000, agreements for the acquisition of the Company that they would be prepared to sign and indicating their best offer, expressed on a per share basis, for the acquisition of the capital stock of the Company (other than Shares respectively owned or controlled by them and Shares held in the treasury of the Company). Accordingly, on April 25, the following letters were sent to Messrs. Low and Liles, respectively, by counsel to the Special Committee:

                       [ALSTON & BIRD LLP'S LETTERHEAD]

                                April 25, 2000

Mr. Robert Low
Low Acquisition Inc.
2740 N. Mayfair
Springfield, MO 65803

Dear Mr. Low:

     As you know, the Board of Directors of KLLM Transport Services, Inc. (the "Company") has appointed a Special Committee (the "Committee") to consider and act with respect to a potential change of control transaction involving the Company. The Committee is comprised of Leland Speed, David Metzler, and Walter Neely. Mr. Speed is Chairman of the Committee. This law firm serves as counsel to the Committee. Morgan Keegan & Co. is the financial adviser to the Committee. I have been asked to send this letter to you on behalf of the Committee.

     You have commenced a tender offer to acquire all of the outstanding capital stock of the Company, other than those shares owned by you or other members of your group, at a price of $7.75. You have also filed materials with the Securities and Exchange Commission with respect to a consent solicitation seeking to remove all of the present directors of the Company and to replace them with your nominees. As you are also aware, a group headed by Mr. Jack Liles (the "Liles Group") has advised the Committee of its interest in making an offer to acquire all of the outstanding capital stock of the Company at a price of $8.25 per share.

     The Committee is of the belief that the sale of the Company is inevitable. As such, the Committee is committed to obtaining the best price and terms available for the benefit of the stockholders of the Company. To that end, Mr. John Grayson, Jr. of Morgan Keegan & Co. has advised you personally, and the undersigned has advised your attorney Mr. Steven Crawford, of the willingness of the Committee to provide you such non-public information concerning the business and affairs of the Company as you reasonably request in writing, subject to your execution of an appropriate confidentiality agreement. We have previously advised you and your counsel that such confidentiality agreement need not contain a standstill provision, and we have furnished you with a copy of a form of confidentiality agreement for your consideration. Upon your execution of a confidentiality agreement reasonably satisfactory to the Committee, the Committee is prepared to furnish to you such non-public information concerning the Company as you reasonably request in writing with the expectation that such information will assist you in increasing the financial offer that you have made for the outstanding capital stock of the Company. Such information will be provided to you at the offices of attorneys for the Company in Jackson, Mississippi.

     The Committee has established certain guidelines which we ask you to follow in connection with the bidding process involving the potential sale of the Company. Specifically, we ask you to furnish to the Committee, to the attention of the undersigned, no later than the close of business on May 5, 2000, the written agreement for the acquisition of all of the outstanding capital stock of the Company that you are prepared to sign. Such agreement should contain your highest and best financial offer, expressed on a per-share basis, that you are willing to pay for all of the outstanding capital stock of the Company. You may structure the transaction as a tender offer with a follow-on merger or as a merger transaction.

     Notwithstanding any other terms or provisions in that agreement, that agreement must provide that, if it is accepted by the Committee, the Company shall nonetheless have the continued right to furnish information to and engage in discussions with other persons who have made or have expressed an interest in making an offer for the Company that the Committee believes, in consultation with its legal and financial advisers, is likely to result in a superior proposal. In addition, the Company must have the right to terminate the agreement, to withdraw any recommendation made with respect to the transactions provided for in the agreement, and to refrain from submitting the agreement to the stockholders of the Company for their vote (if any part of the transaction requires a stockholder vote), in each case without incurring any liability to you other than the payment of a reasonable break-up fee upon consummation of a transaction with any other person.

     Further, the agreement must contain covenants to the effect that, until such time as you have acquired all of the issued an outstanding capital stock of the Company, you will not cause the Company to incur any additional indebtedness, nor will you cause the assets of the Company to be pledged to secure any indebtedness incurred by you in connection with your acquisition of such shares.

     Contemporaneously with this letter to you, we are submitting a letter to the Liles Group requesting that they too furnish to the Committee, no later than the close of business on May 5, 2000 an agreement for the acquisition of all of the outstanding capital stock Company that they are prepared to sign. The Liles Group will be advised that its agreement must also contain the provisions described in the preceding paragraphs.

     The Committee intends to consider the offer made by you and any offer that may be made by the Liles Group promptly following the close of business on May 5, 2000. The Committee reserves the right to take any action with respect to any offer made by you or that may be made by the Liles Group or any other person that it believes, in the exercise of its fiduciary duties, is appropriate, including, without limitation, negotiating further with you or with representatives of the Liles Group for improved price and terms, entering into agreements with you or with the Liles Group pursuant to which the Board of Directors would, subject to its right to withdraw such recommendation, recommend the transaction provided for in that agreement to the stockholders of the Company, to reject and make no recommendation with regard to the offer made by you or that may be made by the Liles Group, or to consider and act with respect to any offer providing for the acquisition of the Company made by any other person, if the Committee believes, in consultation with its legal and financial advisors, that offer is likely to result in a superior proposal.

     We ask that you advise the undersigned as promptly as possible if you will agree to participate in the bidding process on the terms set forth in this letter. If you so agree, the Committee will ask you to extend your tender offer for an additional 20 days and to defer the commencement of your consent solicitation until on or after May 5, 2000.

     If you should have any questions about the process that the committee desires to follow, please contact the undersigned promptly.

                                        Sincerely,

                                        /s/ Sidney J. Nurkin
                                        --------------------
                                        Sidney J. Nurkin

                       [ALSTON & BIRD LLP'S LETTERHEAD]

                                April 25, 2000

Mr. William J. Liles, III
c/o Dionne M. Rousseau, Esq.
Jones, Walker, Waechter, Poitevent Carrere & Denegre, L.L.P.
201 St. Charles Avenue
New Orleans, LA 70170

Bernard J. Ebbers
c/o Charles P. Adams, Jr.
Adams and Reese LLP
111 Capital Building, Suite 350
111 Capital Street
Jackson, MS 39225

Dear Mr. Liles:

     As you know, the Board of Directors of KLLM Transport Services, Inc. (the "Company") has appointed a Special Committee (the "Committee") to consider and act with respect to a potential change of control transaction involving the Company. The Committee is comprised of Leland Speed, David Metzler, and Walter Neely. Mr. Speed is Chairman of the Committee. This law firm serves as counsel to the Committee. Morgan Keegan & Co. is the financial adviser to the Committee. I have been asked to send this letter to you on behalf of the Committee.

     You have advised the Committee of your interest in making an offer to acquire all of the outstanding capital stock of the Company, other than those shares owned by you or trusts controlled by your family, at a price of $8.25 per share. As you are aware, Mr. Robert Low has commenced a tender offer to acquire all of the outstanding capital stock of the Company at a price of Low. Mr. Low has also filed materials with the Securities and Exchange Commission with respect to a consent solicitation seeking to remove all the present directors of the Company and to replace them with his nominees.

     The Committee is of the belief that the sale of the Company is inevitable. As such, the Committee is committed to obtaining the best price and terms available for the benefit of the stockholders of the Company. To that end, the Committee is willing to provide you such non-public information concerning the business and affairs of the Company as you reasonably request in writing, subject to your execution of an appropriate confidentiality agreement. We have previously furnished you with a copy of a form of confidentiality agreement for your consideration. Upon your execution of a confidentiality agreement reasonably satisfactory to the Committee, the Committee is prepared to furnish to you such non-public information concerning the Company as you reasonably request in writing with the expectation that such information will assist you in increasing your financial offer for the outstanding capital stock of the Company. Such information will be provided to you at the offices of attorneys for the Company in Jackson, Mississippi.

     The Committee has established certain guidelines which we ask you to follow in connection with the bidding process involving the potential sale of the Company. Specifically, we ask you to furnish to the Committee, to the attention of the undersigned, no later than the close of business on May 5, 2000 the written agreement for the acquisition of all of the outstanding capital stock of the Company that you are prepared to sign. Such agreement should contain your highest and best financial offer, expressed on a per-share basis, that you are willing to pay for all of the outstanding capital stock of the Company. You may structure the transaction as a tender offer with a follow-on merger or as a merger transaction.

     Notwithstanding any other terms or provisions in that agreement, that agreement must provide that, if it is accepted by the Committee, the Company shall nonetheless have the continued right to furnish information to and engage in discussions with other persons who have made or have expressed an interest in making an offer for the Company that the Committee believes, in consultation with its legal and financial advisers, is likely to result in a superior proposal. In addition, the Company must have the right to terminate the agreement, to withdraw any recommendation made with respect to the transactions provided for in the agreement, and to refrain from submitting the agreement to the stockholders of the Company for their vote (if any part of the transaction requires a stockholder vote), in each case without incurring any liability to you other than the payment of a reasonable break-up fee upon consummation of a transaction with any other person.

     Further, the agreement must contain covenants to the effect that, until such time as you have acquired all of the issued an outstanding capital stock of the Company, you will not cause the Company to incur any additional indebtedness, nor will you cause the assets of the Company to be pledged to secure any indebtedness incurred by you in connection with your acquisition of such shares.

     Contemporaneously with this letter to you, we are submitting a letter to Mr. Low requesting that he also furnish to the Committee, no later than the close of business on May 5, 2000, an agreement for the acquisition of all of the outstanding capital stock Company that he is prepared to sign. Mr. Low will be advised that his agreement must also contain the provisions described in the preceding paragraphs.

     The Committee intends to consider any offer that you may make and any offer that may be made by Mr. Low promptly following the close of business on May 5, 2000. The Committee reserves the right to take any action with respect to any offer that you may make or that may be made by Mr. Low or any other person that it believes, in the exercise of its fiduciary duties, is appropriate, including, without limitation, negotiating further with you or with Mr. Low for improved price and terms, entering into agreements with you or with Mr. Low pursuant to which the Board of Directors would, subject to its right to withdraw such recommendation, recommend the transaction provided for in that agreement to the stockholders of the Company, to reject and make no recommendation with regard to any offer that you may make or that may be made by Mr. Low, or to consider and act with respect to any offer providing for the acquisition of the Company made by any other person if the Committee believes that offer to be a superior proposal.

     We ask that you advise the undersigned as promptly as possible if you will agree to participate in the bidding process on the terms set forth in this letter. If you should have any questions about the process that the committee desires to follow, please contact the undersigned promptly.

                                        Sincerely,

                                        /s/ Sidney J. Nurkin
                                        --------------------
                                        Sidney J. Nurkin

     On April 26, 2000, the Company's Board of Directors, acting by unanimous written consent, in order to facilitate negotiations with Mr. Low to maximize the value to the Company's stockholders extended the date upon which the Rights would become exercisable from April 26, 2000 until May 8, 2000, or such earlier or later date as the Board of Directors may from time to time fix.

     On April 27, 2000, Mr. Low, Low Acquisition and Morgan Keegan, as financial advisor to the Special Committee, entered into a confidentiality agreement. As a result of Mr. Low's and Low Acquisition's willingness to enter into the Confidentiality Agreement, they were given the opportunity to conduct a due diligence review of KLLM's operations.

     Also, on April 27, 2000, the Special Committee received a Letter Agreement from Mr. Low and Low Acquisition in which Mr. Low and Low Acquisition advised the Special Committee of their intention to participate in the bidding process on the terms set forth in Mr. Nurkin's letter to Mr. Low and Low Acquisition on April 25, 2000, that they would withdraw their proposed consent solicitation and that they would not attempt to effect a change in the composition of the Company's Board of Directors until May 30, 2000. In consideration, the Company agreed to forego issuing any equity security until the earlier of June 9, 2000, or the date upon which the Company entered into a definitive agreement with a third party for the purchase of all the Company's outstanding capital stock (the "Termination Date") and made representations as to the number of Shares outstanding. The Special Committee determined that entering into the Letter Agreement would be in the best interests of the Company and its stockholders.

     On April 28, 2000, the Board of Directors held a special meeting via telephone for the purpose of approving the proposed Letter Agreement, as recommended by the Special Committee. Mr. Liles recused himself prior to any discussion on the merits of the Letter Agreement on the premise that he was involved in efforts to acquire the Company, and, consequently, had a potential conflict of interest with regard to the matter. The remaining four directors approved the Letter Agreement. In connection with the approval of the Letter Agreement, the Board of Directors extended until the Termination Date the date upon which the Rights issued under the Rights Agreement could become exercisable. Later that day, Mr. Low, Low Acquisition and the Company entered into the Letter Agreement, a copy of which is incorporated by reference as Exhibit (e)(7). Mr. Low then withdrew his preliminary consent solicitation, which sought to remove the Company's Board of Directors, and extended his tender offer until midnight New York City time on May 30, 2000.

     Also, on April 28, 2000, Ms. Rosseau informed Mr. Nurkin that the Lilies Group intended to participate in the bidding process on the terms set forth in Mr. Nurkin's letter to the Liles Group, dated April 25, 2000. Mr. Liles and Morgan Keegan as financial advisor to the Special Committee, executed a confidentiality agreement, a copy of which is attached hereto as Exhibit (e)(2).

     During the week of May 1, 2000, the Special Committee afforded Mr. Low and his representatives the opportunity to conduct a due diligence investigation of the Company and its affairs and condition.

     On May 5, 2000, Mr. Low and the Liles Group submitted proposals to the Special Committee for the acquisition of the Shares. Thereafter, the Special Committee commenced negotiations with both parties. During the course of the negotiations, Mr. Low made several proposals to acquire the Shares at per share prices up to $9.25, but in each case he subsequently reduced the offered price prior to its acceptance by the Special Committee. The Liles Group also made proposals to the Special Committee to acquire the Shares at per share prices up to $9.00, but prior to May 18, 2000, those proposals were subject to certain conditions, including a condition that the indebtedness of the Company be refinanced, and contained a requirement that the Company reimburse the Liles Group for their expenses if their proposal was not ultimately successful, which the Special Committee found unacceptable. On May 18, 2000, following a reduction by Mr. Low of his proposed price to $8.75 per share, the Liles Group submitted an offer to the Special Committee to acquire the Shares (other than the Liles Shares) at a price per share of $8.80, which was not subject to any financing condition. The Special Committee concluded that it would recommend the Liles and Ebbers offer to the Company's Board of Directors. Shortly prior to the meeting of the Company's Board of Directors convened for the purpose of considering that offer, the Liles Group advised the Special Committee that they were withdrawing their offer. Accordingly, on May 22, 2000, the Special Committee announced that the Liles Group had withdrawn their offer to acquire the Company and that the Company would continue its efforts to maximize stockholder value, including seeking a transaction with Mr. Low that could be supported by the Board of Directors. On May 23, 2000, Mr. Liles announced that he was forced to withdraw from the bidding but that he was engaged in efforts to present another proposal to the Special Committee to acquire the Company.

     Following the withdrawal of the offer of the Liles Group, Mr. Low reduced his offer to $7.75 per share for all Shares. After further negotiations with the Special Committee, Mr. Low increased his offer to $7.80 per share, and on May 24, 2000, after considering various alternatives to a sale of the Company, the Special Committee agreed to recommend to the Company's Board of Directors the offer of Mr. Low, which was the only offer for the acquisition of the Company then outstanding.

     On May 25, 2000, prior to the acceptance by the Board of Directors of the offer by Mr. Low to acquire the Company for $7.80 per share, the Liles Group submitted a proposal to purchase all of the outstanding Shares (except the Liles Shares) at a price of $8.05 per share in cash pursuant to the terms of a proposed merger agreement substantially in the form of the Merger Agreement described herein. This proposal by the Liles Group was not subject to any conditions or requirements that were unacceptable to the Special Committee. The proposal was unanimously recommended by the Special Committee to the Company's Board of Directors. At a telephonic Board meeting, Mr. Nurkin described to the Special Committee the customary conditions and the expense reimbursement provisions contained in the proposal, and Mr. Grayson presented the opinion of Morgan Keegan as to the fairness of the proposal, from a financial point of view, to the Company's public stockholders, and the reasons for that opinion, a copy of which is attached hereto as Annex A. The Company's Board of Directors, with the exception of Mr. Liles, who due to his conflict of interest did not attend the meeting, unanimously approved the proposal on May 25, 2000, authorized an amendment to the Company's Stockholder Rights Plan to except the transaction from the operation of the plan (a copy of which is incorporated by reference as Exhibit (e)(5)), adopted resolutions exempting the transaction and certain related transactions from Section 203 of the DGCL, and authorized the Company to enter into the Merger Agreement. The Liles Group then caused Parent and Purchaser to be formed.

     Immediately following the meeting of the Company's Board of Directors, representatives of Mr. Low were advised of the Board's decision and that it was anticipated that a merger agreement would be entered into between the Company and Parent later in the day of May 25, 2000. Mr. Low's representatives requested additional time to consider the matter. The Special Committee considered that request, and in light of the fact that Mr. Low had been involved in attempts to acquire the Company for a number of months, had been involved in the bidding process established by the Special Committee for approximately one month, had been given an opportunity to review the business and affairs of the Company for several weeks and had been provided with extensive documentation related to the operations of the Company and its financial condition, had made (and subsequently withdrawn) other proposals to acquire the Company at prices greater than his last proposal made to the Special Committee, that after being advised of the decision of the Board of Directors Mr. Low had not increased his existing offer for the acquisition of the Shares, and that the Company would likely suffer damage (including loss of drivers, employees and customers) if the auction process was further extended, the Special Committee determined that it was not in the best interests of the Company or its stockholders to extend the process further. Accordingly, the Company entered into the Merger Agreement with Parent and Purchaser.

     On May 26, 2000, the Company, Purchaser and Parent, separately announced the execution of the Merger Agreement. After the announcement was made, the Special Committee received a letter from Mr. Low again requesting an extension of time in which to submit an improved bid for the Shares and indicating that he might be willing to pay more than $8.05 per Share. Mr. Nurkin advised Mr. Crawford that a definitive merger agreement had already been executed between Purchaser, Parent, and the Company, that such definitive agreement permitted the Company to consider unsolicited superior proposals subject to the payment of a fee if the Merger Agreement were to be terminated in order to accept a superior proposal, and that Mr. Low was free to revise his bid if he wished. As of the date hereof, Mr. Low has not made a firm offer superior to the High Road Offer accepted by the Board of Directors.

     Also on May 26, 2000 the Company held its annual meeting of stockholders at which all of the Company's directors were reelected.

     On June 2, 2000, pursuant to the Merger Agreement, Parent and Purchaser commenced the High Road Offer.

         (ii) Reasons for the Recommendation of the Board of Directors.

     In reaching its recommendation described above in paragraph (a) of this
Item 4, the Board of Directors considered a number of factors, including the following:

          1. Company operating and financial condition. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company's business operates. The Board also discussed the current conditions and pricing pressures in the trucking industry and the resulting negative impact of such factors on the Company's projected profitability and cash flow. In addition, the Board discussed the negative impact that the sales and auction process was having on the Company's operations.

          2. Transaction financial terms/premium to market price. The Board reviewed the relationship of the Offer Price to the historical market prices of the Shares. The $8.05 offer represents a 69% premium over the $4.75 closing price of the Shares on the Nasdaq National Market on December 31, 1999, an 24% premium over the $6.50 per share price on

               March 29, 2000, the last full trading day prior to the first public disclosure that Mr. Liles had an interest in acquiring the Company, and a 3% premium over the $7.80 offer by Mr. Low. The Board also discussed that the price being paid in the transaction, based on the financial presentation by Morgan Keegan, represents a multiple of EBIT (earnings before interest, taxes) for the latest 12 months ended March 31, 2000 which compares favorably to multiples of EBIT paid in other transactions in the trucking industry. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

          3. Strategic Alternatives. The Board considered presentations of Morgan Keegan and the Board's review with respect to trends in the industry in which the Company's business operates and the strategic alternatives available to the Company, including the Company's alternative to remain an independent public company and the possibility of liquidating the Company's assets, of significantly curtailing operations in an attempt to increase profitability, and other extraordinary corporate transactions, as well as the risks and uncertainties associated with such alternatives. The Board also considered the information provided by Morgan Keegan relating to the process that had been conducted on behalf of the Company by Morgan Keegan since August, 1999 relating to the Company's exploration of strategic alternatives available to it, including information regarding discussions and meetings held by Morgan Keegan and the Company's management with other potential acquirors of the Company. The Board noted that the only one of these discussions with other potential buyers that had resulted in proposals to acquire the Company was from Mr. Low, and that, at the time the Board of Directors approved the transaction with the Liles Group, Mr. Low's offer was $.25 per Share less than the High Road Offer and that the other material terms of the two offers were not significantly different.The Board discussed the extensive arms'-length negotiations between the Company and the Liles Group and the Company and Mr. Low that resulted in the Merger Agreement and the $8.05 per share Offer Price.

          4. Morgan Keegan fairness opinion. The Board took into account the presentations and advice from Morgan Keegan and the opinion of Morgan Keegan, dated May 25, 2000, that as of that date, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. A copy of the opinion rendered by Morgan Keegan to the Board, setting forth the procedures followed, the matters considered, the assumptions and qualifications made and the limitations on the review undertaken by Morgan Keegan in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The Board was aware that Morgan Keegan becomes entitled to certain fees described in Item 5 upon the consummation of the Offer.

          5. Limited conditions to consummation. The Board discussed how Parent's and Purchaser's obligation to consummate the Offer and the Merger is subject to a limited number of customary conditions, with no financing condition. The Board also considered the likelihood of obtaining required regulatory approvals, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such regulatory approvals. The Board of Directors also considered the financial condition and business reputation of Mr. Ebbers and the ability of Parent to complete the Offer and Merger in a timely manner.

          6. Alternative transactions. The Board of Directors considered that under the terms of the Merger Agreement, while the Company is prohibited from soliciting, initiating or encouraging the submission of acquisition proposals from third parties, the Company may engage in any negotiations or discussions with, or provide any information to, a third party in response to an unsolicited written acquisition proposal by such third party if the Board determines in good faith that the failure to take such action would constitute a breach of its fiduciary duties to its stockholders under applicable law. The Board further considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into an alternative unsolicited acquisition proposal (1) if, prior to or concurrently with terminating the Merger Agreement, the Company pays Purchaser a $844,500 termination fee, which includes reimbursement for out-of-pocket expenses incurred by Parent and Purchaser in connection with the transactions contemplated by the Merger Agreement, and
               (2) if the Board of Directors determines in good faith, after consultation with and upon the advice of its outside legal counsel, prior to the consummation (or, if the Offer is consummated and extended, the initial consummation) of the Offer, that the failure to terminate the Merger Agreement and accept such alternative acquisition proposal would constitute a breach of its fiduciary duties to its stockholders under applicable law. The Board considered the possible effect of these provisions of the Merger Agreement on third parties, who might be interested in exploring an acquisition of the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees and solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement and that the amount of the termination fees that would be payable if the Merger Agreement were to be terminated to accept an alternative acquisition proposal was within the range of the amounts of termination fees customarily paid under similar circumstances in transactions comparable to those provided for in the Merger Agreement. The Board of Directors also considered the contacts that the Company had had with third parties regarding a potential transaction involving the Company and took into account the views of management and Morgan Keegan as to the likelihood that a third party would be prepared to pay a higher price for the Shares than the consideration offered in the Offer and the Merger in a transaction that could be completed on a timely basis.

     The foregoing includes all material factors considered by the Board of Directors. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

     (c) Intent to Tender. After making reasonable inquiry, the Company believes that all of its executive officers and directors will tender their Shares into the High Road Offer.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations. Morgan Keegan is acting as the Special Committee's financial advisor in connection with the High Road Offer. The Company entered into an engagement letter with Morgan Keegan, dated August 19, 1999, (the "Engagement Letter"), pursuant to which the Company engaged Morgan Keegan as a financial advisor in connection with the possible sale of all or a portion of the Company. Pursuant to the terms of the Engagement Letter, the Company will pay Morgan Keegan a fee equal to 1% of the transaction value, which is the equity value plus the debt assumed or paid upon completion of the High Road Offer. In addition, the Company has agreed to reimburse Morgan Keegan for its reasonable expenses incurred during its engagement and to indemnify Morgan Keegan against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

     Morgan Keegan, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations of estate, corporate and other purposes. In the ordinary course of business Morgan Keegan and its affiliates may actively trade or hold the securities of the Company for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf with respect to the Low Offer.

Item 6.  Interest in Securities of the Subject Company.

     (b) Securities Transactions. Except for issuing common stock pursuant to the Company's Non-Employer Director Stock Compensation Plan, no transaction in the shares of Common Stock has been effected during the past sixty (60) days by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.  Purposes of the Transaction and Plans or Proposals.

     (d) Subject Company Negotiations. Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer to Purchase that relate to or would result in (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the

Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principal or signed contracts in response to the Offer that relate to one or more of the events referred to in this Item 7.

Item 8.  Additional Information.

     (b) Other Material Information.

     Information Provided Pursuant to Rule 14f-1 Under the Exchange Act. The Information Statement attached hereto as Annex B is being furnished to the stockholders of the Company in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board other than at a meeting of the Company's stockholders, and such information is incorporated herein by reference.

     Delaware Anti-Takeover Statutes. Section 203 of the DGCL (the "Business Combination Statute") purports to regulate certain business combinations of a corporation, like the Company, which is organized under Delaware law, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). The Company has not opted out of the Business Combination Statute in either its Certificate of Incorporation or Bylaws.

     The Business Combination Statute provides, in relevant part, that the Company shall not engage in any business combination with an Interested Stockholder for a period of three years following the date such stockholder first becomes an Interested Stockholder unless:

             (i) prior to the date such stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in such stockholder becoming an Interested Stockholder;

             (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

            (iii) on or subsequent to the date such stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders of the Company by the affirmative vote of at least two-thirds of the outstanding voting stock of the Company which is not owned by the Interested Stockholder.

     On May 25, 2000, the Company's Board approved the incorporation of Parent and Purchaser and the subsequent contribution of the Liles Shares to Parent and the Merger and the other transactions contemplated thereby. Therefore, the Business Combination Statute is inapplicable to the High Road Offer and the transactions contemplated thereby.

     Delaware Merger Statute. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Low Offer or otherwise, at least 90% of the outstanding shares of Common Stock, it will be able to approve a merger after consummation of the Low Offer without a meeting of the

Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding shares of Common Stock, a meeting of the Company's stockholders will be required under Section 253 of the DGCL to approve any merger or other business combination between the Company and Parent or Purchaser.

     Antitrust. The transactions contemplated by the Offer and Merger are or may be subject to a number of applicable laws and regulations, including but not limited to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission, certain foreign laws and regulations, and certain regulations of the Federal Reserve Board, and certain state takeover laws. Information concerning these matters is set forth in Section 12 of the Offer to Purchase, a copy of which is incorporated by reference as Exhibit (a)(1) and incorporated herein by reference.

Item 9.  Exhibits.

     The following Exhibits are filed herewith:

EXHIBIT NO.                                   DESCRIPTION
-----------           ----------------------------------------------------------

 (a)(1) Offer to Purchase, dated June 2, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on June 2, 2000).

 (a)(2) Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed on June 2, 2000).

*(a)(3)               Letter to Stockholders of the Company, dated June 2, 2000.

*(a)(4) Opinion of Morgan Keegan & Company, Inc., dated May 25, 2000 (included as Annex A to the Statement).

 (a)(5) Press Release issued by the Company on May 1, 2000 (incorporated by reference to Exhibit 4 to the Schedule 14D-9/A filed by the Company on May 1, 2000).

 (a)(6) Press Release issued by the Company on May 26, 2000 (previously filed on Schedule 14D-9/C filed by the Company on May 26, 2000).

 (a)(7)               Press Release issued by the Company on June 2, 2000.

 (e)(1) Plan and Agreement of Merger, dated as of May 25, 2000, among Parent, Purchaser and the Company.

 (e)(2) Confidentiality Agreement, dated May 1, 2000, between (Morgan Keegan & Company, Inc., financial advisor to the Special Committee, and William J. Liles, III).

*(e)(3) The Information Statement of the Company, dated June 2, 2000 (included as Annex B to the Statement).

 (e)(4) Stockholder Protection Rights Agreement, dated as of February 13, 1997, between the Company and Harris Trust and Savings Bank, as successor rights agent (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-k of the Company filed on February 19, 1997).

 (e)(5) Amendment No. 1, dated as of May 25, 2000, to the Stockholder Protection Rights Agreement, dated as of February 13, 1997, between the Company and Harris Trust and Savings Bank, as successor rights agent.

 (e)(6) Letter Agreement dated April 28, 2000 among Mr. Low, Low Acquisition and the Company (incorporated by reference to Exhibit 3 to the Schedule 14D-9/A filed by the Company on May 1, 2000).

 (e)(7) The section entitled "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" in the Annual Report on Form 10-K of the Company for the year ended December 31, 1999 (incorporated by reference to Exhibit 1 to the Schedule 14D-9 filed by the Company on April 25, 2000).

 (g)                  Not Applicable.
-------------
* Included with the Statement mailed to stockholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2000             KLLM TRANSPORT SERVICES, INC.



                                 By:  /s/ Leland R. Speed
                                      -------------------
                                      Leland R. Speed, Chairman of the Special
                                      Committee of the Board of Directors

                                                                         Annex A
                 [Letterhead of Morgan Keegan & Company, Inc.]
May 25, 2000

Board of Directors
KLLM Transport Services, Inc.
135 Riverview Drive
Richland, MS 39208

Gentlemen:

The Board of Directors of KLLM Transport Services, Inc ("KLLM" or the "Company") has requested our opinion as to the fairness, from a financial point of view, to the Company's public shareholders of the consideration to be paid by High Road Acquisition Corp. and High Road Acquisition Subsidiary Corp. (collectively the "Buyer") for shares of KLLM common stock. You have advised us that the proposed transaction would be effected as a cash tender offer of $8.05 per share for the common shares of KLLM (the "Transaction") on the terms set forth in the Plan and Agreement of Merger dated May 25, 2000 as presented to the Board of Directors of KLLM (the "Agreement").

In connection with our opinion, we have (1) participated in discussions with various members of management and representatives of the Company concerning the Company's historical and current operations, financial condition and prospects and strategic objectives; (2) reviewed historical financial and operating data that was furnished to us by the Company relating to its business; (3) reviewed internal financial analyses, financial and operating forecasts, reports and other information prepared by officers and representatives of the Company relating to its business; (4) reviewed certain publicly available information with respect to certain other companies in lines of business that we believe to be generally comparable to those of the Company and the trading markets for such other companies' securities; (5) reviewed certain publicly available information concerning the financial terms of certain other transactions that we deemed relevant to our inquiry; (6) analyzed the value of projected cash flows of KLLM;
(7) reviewed the financial terms of the Agreement; and (8) undertaken such other studies, analyses and investigations, and considered such other information, as we deemed relevant.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us. We have not been engaged to, and have not attempted to, independently verify any of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading.

With respect to the financial and operational forecasts made available to us by the management of the Company and used in our analysis, we have assumed that such financial and operational forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the matters covered thereby. We have not been engaged to assess the achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the assets or liabilities of the Company nor have we been furnished with any such evaluation or appraisal.

It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the consideration to be paid to shareholders of the Company in connection with the Transaction and does not address the underlying business decision to effect the Transaction or any other terms of the Transaction. We have also assumed that the conditions to the Transaction as set forth in the Agreement would be satisfied, without any waiver or modification thereof, and that the Transaction would be consummated on a timely basis in the manner contemplated by the Agreement. In addition, we are not expressing any opinion as to the prices at which the Company's common stock may trade following the date of this opinion.

In the ordinary course of our business, we may actively trade in the equity securities of the Company for our own account and the accounts of our customers and, accordingly, may at any time hold a significant long or short position in such securities.

Our opinion is rendered to the Board of Directors of KLLM in connection with its consideration of the Transaction and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote in connection with the Transaction. This letter may not be disclosed or otherwise referred to without our prior written consent in each instance, except as may be required by law or a court of competent jurisdiction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the consideration to be paid in connection with the Transaction is fair, from a financial point of view, to the Company's public shareholders.

Yours very truly,


/s/ Morgan Keegan & Company, Inc.
---------------------------------
Morgan Keegan & Company, Inc.

                                                                         Annex B


                         KLLM Transport Services, Inc.
                              135 Riverview Drive
                          Richland, Mississippi  39218

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about June 2, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of KLLM Transport Services, Inc. (the "Company") that has been filed with the Securities and Exchange Commission (the "Commission") on June 2, 2000. You are receiving this Information Statement in connection with the possible election of persons designated by High Road Acquisition Corp., a Delaware corporation ("Parent"), to a majority of the seats on the Company's Board of Directors. On May 26, 2000 the Company entered into a Plan and Agreement of Merger (the "Merger Agreement") with Parent and High Road Acquisition Subsidiary Corp., a Delaware corporation ("Purchaser"), pursuant to which (1) Purchaser is required to commence a tender offer (the "Offer") to purchase any and all outstanding shares of the Company's common stock, $1.00 par value (the "Common Stock"), including the associated preferred share purchase rights (the "Rights") issuable pursuant to the Stockholder Protection Rights Agreement, dated as of February 13, 1997, between the Company and Harris Trust and Savings Bank, as successor rights agent, as amended by Amendment No. 1 thereto, dated May 26, 2000 (together with the Common Stock, the "Shares"), at a price per Share of $8.05 and (2) following the consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will be the surviving corporation, governed by the laws of the State of Delaware and will become a wholly owned subsidiary of Parent. All Shares not purchased in the Offer (other than the Shares owned by Parent, Purchaser, any of their respective subsidiaries, the Company or its subsidiary, which Shares will be cancelled, and Shares, if any, held by dissenting stockholders) will be converted into the right to receive a price per Share of $8.05. The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex B.

   The Merger Agreement provides that upon the consummation of the Offer, the Company shall cause Parent's designees to be elected to the Company's Board of Directors under circumstances described in the Merger Agreement. This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The information contained herein supplements certain information contained in the Statement. Information herein related to Parent and Purchaser has been provided to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Statement.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on June 2, 2000. The Offer is currently scheduled to expire at 12:00 midnight New York City time, on June 29, 2000, unless the Offer is extended.

Parent Designees

     Effective upon the consummation of the Offer, all of the Company's current directors other than Jack R. Liles will resign, and such directors will be replaced by directors designated by Purchaser.

     After the acceptance for payment of the Shares pursuant to the Offer and prior to the Effective Time, in addition to any other applicable requirements, the affirmative vote of a majority of the former members of the Special Committee shall be required to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights, benefits or remedies hereunder or (iii) take any other action by the Company's Board of Directors under or in connection with the Merger Agreement.

     Parent has informed the Company that it will choose its designees to the Company's Board of Directors from the directors and executive officers of Parent and/or Purchaser listed on Schedule I of Purchaser's Offer to Purchase, dated June 2, 2000 (the "Offer to Purchase"), a copy of which is being mailed to the Company's stockholders together with the Statement. Parent has informed the Company that each of the directors and officers listed in Schedule I has consented to act as a director to the Company. The address of each person is set forth in such Offer to Purchase. The information in Schedule I to the Offer to Purchase is incorporated herein by reference.

     None of the Parent's potential designees described in Schedule I to the Offer to Purchase currently is a director of, or holds any positions with, the Company. Parent has advised the Company that, to the best of Parent's knowledge, except as set forth below, none of Parent's potential designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between the Company and Parent or the Purchaser that have been described in the Offer to Purchase or the Statement.

     It is expected that Parent's designees may assume office following consummation of the Offer, which cannot be earlier than June 29, 2000.

Certain Information Concerning the Company

     The Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. As of the close of business on May 31, 2000, there were 4,103,478 shares of Common Stock outstanding. Neither Parent nor Purchaser owns any shares of Common Stock as of the date hereof, but pursuant to the Merger Agreement, immediately prior to the consummation of the Offer, Parent shall own and have the right to vote 689,123 Shares that are to be contributed by various familial trusts over which Mr. Liles exercises total or shared control.

                      INFORMATION CONCERNING DIRECTORS AND
                       EXECUTIVE OFFICERS OF THE COMPANY

Directors and Executive Officers of the Company

     The directors and the executive officers of the Company and their ages and positions as of May 26, 2000 are as follows:

Name                               Age     Position
----                               ---     --------
Jack Liles                          49     Employee of the Company since 1974; Chairman of the
Chairman of the Board,                     Board since March, 1999; President and Chief Executive
President, and                             Officer since 1998; Vice President-Sales and Marketing
Chief Executive Officer                    from 1996 to 1998; President-Rail Services from 1994 to
                                           1996; Vice President-Sales and Marketing-West from
                                           1990 to 1994; Vice President-Marketing from 1986 to
                                           1990; Director since 1998.

James Leon Young                    69     Attorney, Young, Williams, Henderson & Fuselier, P.A.,
Secretary and Director                     Jackson, Mississippi; Director since 1965; Secretary
                                           since 1982.

Walter P. Neely                     55     Professor of Finance, Millsaps College, Jackson,
Director                                   Mississippi; Private Consultant; Trustee, Performance
                                           Funds Trust, New York, New York, since 1992; Director
                                           since 1986.

Leland R. Speed                     67     Chairman and Director of Delta Industries, Inc. from
Director                                   1979 to present; Trustee of EastGroup Properties, Inc.
                                           from 1978 to present; Chairman of EastGroup Properties,
                                           Inc. from 1993 to present; Chief Executive Officer of
                                           EastGroup Properties, Inc. from 1993 to 1997; President
                                           and Director of EB, Inc. from 1993 to 1996; Director of
                                           Farm Fish, Inc. from 1982 to present; Director of
                                           ChemFirst, Inc. from 1968 to present; President and
                                           Director of LNH REIT, Inc. from 1991 to 1996; Director
                                           of Mississippi Valley Gas Co. from 1984 to present;
                                           Chairman of Parkway Properties, Inc. from 1993 to
                                           present; Chief Executive Officer of Parkway Properties,
                                           Inc. 1993 to 1997; Director since 1995.

David L. Metzler                    56     Chairman and President of Carlisle Carrier Corp.,
Director                                   Mechanicsburg, Pennsylvania since 1989; Director of
                                           Raffles Insurance Ltd. since 1994; First Vice President
                                           of Raffles Insurance Ltd. since 1998; Member of the
                                           Executive Committee of Raffles Insurance Ltd. since
                                           1998; Member of the Long Range Planning Committee of
                                           Raffles Insurance Ltd. since 1996; Member of the Finance
                                           Committee of Raffles Insurance Ltd. since 1995; Director
                                           since February, 2000.



Name                               Age     Position
----                               ---     --------

Steven L. Dutro                     44     Employee of the Company since 1986; Senior Vice
Senior Vice President and                  President since 1999; Chief Financial Officer since
Chief Financial Officer                    1998; Acting Chief Financial Officer from 1997 to 1998;
                                           Vice-President of Finance, Profitability and Planning
                                           from 1995 to 1997; Vice-President of Finance from 1994
                                           to 1995; Director of Finance from 1993 to 1994;
                                           Controller from 1986 to 1992.

Nancy M. Sawyer                     55     Employee of the Company since 1995; Senior Vice
Senior Vice President and                  President since 1999; Chief Operating Officer since
Chief Operating Officer                    1998; President of Vernon Sawyer operations from 1995 to
                                           December, 1998; Vice President of Operations of Vernon
                                           Sawyer, Inc. from 1964 to 1995; Secretary-Treasurer of
                                           Vernon Sawyer, Inc. from 1986 to 1995.

Organization of the Board of Directors

  The business of the Company is managed under the direction of the Company's Board of Directors. In accordance with the Company's by-laws, the number of directors on the Board of Directors is currently fixed at five.

  Our directors are elected at the annual meeting of stockholders. Directors and executive officers are elected or appointed to serve until they resign, are removed or are otherwise disqualified to serve or until their successors are elected and qualified at the next annual meeting of stockholders. During 1999, the Board of Directors held seven meetings. Each director, attended at least 75% of the aggregate of all regular, annual and special meetings of the Board of Directors and meetings held by committees of the board on which he served for 1999.

Committees of the Board of Directors

  The Board of Directors has established a Compensation Committee and an Audit Committee. The Board of Directors does not have a nominating committee because the nomination of directors is performed by the Board of Directors as a group. The functions of those committees, their current members and the number of meetings held during 1999 are set forth below.

  Audit Committee. The standing Audit Committee of the Board of Directors consists of Dr. Neely (Chairman), Mr. Young and Mr. Speed. The Audit Committee recommends auditors for the Company, oversees the Company's accounting functions and is the Board's liaison with the Company's independent auditors. The Audit Committee met two times in the year ended December 31, 1999, and meets at least once annually to review the reports of the Company's independent auditors and to review the Company's internal accounting procedures.

  Compensation Committee. The Compensation Committee of the Board of Directors consists of Mr. Speed (Chairman), Mr. Young and Mr. Metzler. The Compensation Committee reviews the compensation for the officers of the Company. The Compensation Committee did not meet in the year ended December 31, 1999. The functions of the Compensation Committee were performed by the full Board of Directors during 1999 after Mr. C. Tom Clowe, Jr., (the former Chairman of the Committee), ceased to be a director.

Director Compensation

     Directors who are also full-time employees of the Company receive no additional compensation for their services as directors. Non-employee directors are now compensated with common stock of the Company pursuant to the KLLM Transport Services, Inc. 1998 Non-Employee Director Stock Compensation Plan.
In 1999, Dr. Neely, Mr. Young and Mr. Speed received $12,500 worth of common stock for their services as directors, which included their services at all quarterly and special Board meetings. In 1999, Mr. C. Tom Clowe, Jr. received $4,167 worth of common stock for his service as a director during the first and second quarters of 1999. The Company's standard arrangement is to pay directors who are not also full-time employees of the Company $750 worth of common stock for each committee meeting attended as members and $1,000 worth of common stock for each committee meeting attended as chairman. In 1999, Dr. Neely, Mr. Young and Mr. Speed received common stock worth $2,000, $1,500 and $1,500, respectively, for their services at committee meetings attended.

                             EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

     The following table summarizes the compensation paid by the Company and its subsidiaries to the Company's Chief Executive Officer and to the Company's two most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the year ended December 31, 1999, for services rendered in all capacities to the Company and its subsidiaries during the fiscal years ended December 31, 1999, January 1, 1999, January 2, 1998:

                           SUMMARY COMPENSATION TABLE

                             ANNUAL COMPENSATION       LONG TERM
                                                      COMPENSATION
                                                         AWARDS

                                                        SECURITIES        ALL
        NAME AND                                        UNDERLYING       OTHER
       PRINCIPAL          YEAR   SALARY     BONUS        OPTIONS      COMPENSATION
        POSITION                   ($)       ($)           (#)            ($)
Jack Liles                1999  $160,000       ---          ---         $6,400 (1)
Chairman of the Board,    1998   127,916       ---       26,380          4,567
 President and CEO        1997   101,250   $30,974          183          4,050

Nancy M. Sawyer           1999  $140,000       ---          ---         $5,600 (1)
Senior Vice President     1998   110,000       ---        6,498          4,400
 and Chief Operating      1997   110,000   $79,518        5,875          4,400
 Officer

Steven L. Dutro           1999  $142,500       ---          ---         $5,700 (1)
Senior Vice President     1998   116,666       ---        4,810          4,667
 and Chief Financial      1997    95,153   $54,362          345          3,806
 Officer


  (1) Comprised of matching contributions by the Company to the officer's 401(k) Retirement Plan Account.

Employment Agreements, Termination of Employment and Change in Control Arrangements

     The Company has no employment agreements with its executive officers.

     Effective December 30, 1999, Mr. Liles entered into a Change In Control Agreement with KLLM, Inc., the wholly owned subsidiary of the Company. The term of the Change In Control Agreement began December 30, 1999 and continues until December 30, 2000. If Mr. Liles' employment with KLLM, Inc. is terminated within twelve months after a "change in control" due to (i) Mr. Liles' termination by KLLM, Inc. without "cause" or (ii) Mr. Liles' resignation for "good reason," then KLLM, Inc. will pay to Mr. Liles a bonus equal to but not less than 200% of his gross annual salary as of December 30, 1999, in cash, less applicable withholding taxes. The bonus shall be due and payable on the date Mr. Liles' employment is terminated as described above. Mr. Dutro and Ms. Sawyer entered into Change In Control Agreements identical to Mr. Liles' Change In Control Agreement.

Stock Option Plan

     No grants of Stock Options were made by the Company and its subsidiaries during the year ended December 31, 1999.

     The following table sets forth (a) the number of shares received and the aggregate dollar value realized in connection with each exercise of outstanding stock options during the year ended December 31, 1999, by each of the executive officers named in the Summary Compensation Table above; (b) the total number and value of all outstanding unexercised options (separately identifying exercisable and unexercisable options) held by such executive officers as of December 31, 1999; and (c) the aggregate dollar value of all such unexercised options that are in-the-money (i.e., when the fair market value of the common stock that is subject to the option exceeds the exercise price of the option):

                        AGGREGATED OPTION/SAR EXERCISES
                     IN FISCAL YEAR ENDED DECEMBER 31, 1999
                 AND FISCAL YEAR-ENDED OPTION/SAR VALUES   (1)

                                 Number of Securities Underlying            Value of Unexercised
                                   Unexercised Options/SARs at                  In-the-Money
                                            FY-End (#)                          Options/SARs
                                           Exercisable/                  at FY-End ($) Exercisable/
Name                                    Unexercisable (2)                      Unexercisable

Jack Liles                                 10,061                                     $0
                                           16,502                                     $0

Nancy M. Sawyer                             1,958                                     $0
                                           10,415                                     $0

Steven L. Dutro                             3,282                                     $0
                                            5,040                                     $0

(1) Not included in this table are options granted pursuant to the Company's Employee Stock Purchase Plan which are made available to all employees on an equal basis. For a detailed discussion of the extent of the executive officers' participation in the plan, see the discussion under the heading "Employee Stock Purchase Plan".

(2) The number listed represents the number of shares of the Company's common stock subject to all of the options held by the named officer.

Employee Stock Purchase Plan ("ESPP")

     The Company has in place its Employee Stock Purchase Plan ("ESPP") pursuant to Section 423 of the Internal Revenue Code. The ESPP covers an aggregate of 133,333 shares of the Company's common stock. 69,917 shares are currently available for purchase under the ESPP. The purpose of the ESPP is to promote employee ownership in the Company. The Company believes that employees who participate in the ESPP will have a closer identification with the Company by virtue of their ability as stockholders to participate in the Company's growth and earnings. The ESPP is also designed to provide motivation for participating employees to remain in the employ of the Company and to give a greater effort on behalf of it.

     The Company's Board of Directors acts as Administrator of the ESPP. The Board does not receive any compensation from the ESPP. The Board of Directors may, in its sole discretion, amend or terminate the ESPP, except that a termination shall not affect any option granted under the ESPP and no amendment may be made to the ESPP without approval of the stockholders if the amendment would require the sale of more than 133,333 shares under the ESPP. Unless earlier terminated, the ESPP will terminate when all 133,333 shares reserved for the ESPP are sold.

     The ESPP permits eligible employees to purchase common stock in cash or through payroll deductions that cannot exceed 20% of the employee's regular base salary. Participants may purchase between 10 and 300 shares each year pursuant to the ESPP, and if the number of shares subscribed for exceeds the number of shares available in the ESPP, the purchase will be made pro rata. There are restrictions on purchase of shares by owners of five percent of the voting stock of the Company and holders of options to purchase stock of the Company outside the ESPP. The purchase price for the stock is not less than 85% of its fair market value at the beginning of the offering period and is set by the Board of Directors or a committee thereof. Employees of the Company on October 1 of the year in which an offering is made who are customarily employed by the Company for at least 20 hours per week on a regular basis are eligible to participate in the ESPP.

     During 1999, no executive officers listed in the Summary Compensation Table participated in the ESPP.

     During 1999, 4 employees purchased 210 shares at $8.25 per share. 428 employees currently have outstanding subscriptions to purchase 9,334 shares at $7.50 per share.

Compensation Committee Interlocks and Insider Participation

     The functions of the Compensation Committee were performed by the full Board of Directors (Mr. Liles, Mr. Young, Dr. Neely and Mr. Speed) during 1999 after Mr. C. Tom Clowe, Jr. (former Chairman of the Committee) ceased to be a director. Mr. Liles is currently serving as Chairman of the Board, President and Chief Executive Officer. Mr. Liles has served as Chairman of the Board since March, 1999, and as President and Chief Executive Officer since 1998. Mr.

Young is currently serving as Secretary and has served in such capacity since 1982. Additionally, Mr. Young is a shareholder and officer in the law firm of Young, Williams, Henderson & Fuselier, P.A., which acts as general counsel to the Company. During the year ended December 31, 1999, the Company paid Young, Williams, Henderson & Fuselier, P.A. fees in payment of services rendered in connection with litigation, corporate and other matters. No retainer fees were paid. The total of all such fees did not exceed five percent of that firm's gross revenues for its last full fiscal year.

Board Compensation Committee Report on Executive Compensation

     The full Board of Directors (performing the functions of the Compensation Committee during 1999) approved increases in the salaries of some of the officers based on length of service, level of responsibility, and the particular performance of the officers in question. The Board determined that the salary of Jack Liles as Chairman of the Board, President and Chief Executive Officer would be $160,000 per year. The Compensation Committee generally provides incentives to executive officers through a bonus program which is linked to profit performance. Salaries are based on comparable salaries for similar positions in the industry.

  Jack Liles
  James Leon Young
  Walter P. Neely
  Leland R. Speed

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

  The following table indicates the beneficial ownership as of April 7, 2000, unless otherwise indicated below, of the Company's common stock by each nominee and director, the CEO and the two most highly compensated executive officers other than the CEO, by each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding shares, and by all directors and executive officers of the Company as a group.

                                                      Amount and Nature of
Name of Beneficial Owner                              Beneficial Ownership   Percent of Class
------------------------                              --------------------   ----------------
William J. Liles, Jr. Marital Trust                         626,163 (1)              15.3%
Jack Liles                                                  699,644 (2)              17.0%
Wynne Liles Appleton                                        689,354 (3)              16.8%
B. C. Lee, L.P.                                             400,000 (4)              9.75%
Benjamin Clinton Lee, III                                   400,000 (5)              9.75%
Ruth Ann Lee Lyles                                          400,000 (6)              9.75%
J. Tayloe Simmons, Jr., Esq.                                400,000 (7)              9.75%
James Leon Young                                             18,450 (8)       Less than 1%
Walter P. Neely                                              10,346 (9)       Less than 1%
Leland R. Speed                                               5,783           Less than 1%
David L. Metzler                                                300           Less than 1%
Nancy M. Sawyer                                              24,764 (10)      Less than 1%
Steven L. Dutro                                               9,885 (11)      Less than 1%
Brinson Partners, Inc.                                      374,131 (12)              9.1%
UBS AG                                                      374,131 (12)              9.1%
Dimensional Fund Advisors, Inc.                             316,098 (13)             7.70%
Franklin Resources, Inc.                                    295,900 (14)              7.2%
Charles B. Johnson                                          295,900 (14)              7.2%
Rupert H. Johnson, Jr.                                      295,900 (14)              7.2%
Franklin Advisory Services, LLC                             295,900 (14)              7.2%
Robert E. Low                                               539,600 (15)            13.15%
Officers & Directors, as a Group ( 7 persons )              769,172 (16)             18.6%

________________________________________________________________________________

     (1) Mr. William J. Liles, Jr. passed away on February 11, 1996. The address for the Trust is 112 Meadowbrook North, Jackson, Mississippi 39211. Jack Liles and Wynne Liles Appleton are Co-Trustees of the Trust.

     (2) The address for Mr. Liles is P. O. Box 6098, Jackson, Mississippi 39288. 626,163 shares are owned by the William J. Liles, Jr. Marital Trust of which Mr. Liles is Co-Trustee. 54,237 shares are owned by the William
     J. Liles, Jr. Family Trust in which Mr. Liles has an indirect pecuniary interest. 824 shares are owned by Mr. Liles' wife. 3,590 shares are owned by trusts set up for the benefit of Mr. Liles' two sons of which Mr. Liles is the Trustee. 61 shares are unissued but are subject to an option that is exercisable at any time prior to June 30, 2007. 460 shares are unissued but are subject to an option that is exercisable at any time prior to February 15, 2003. 10,000 shares are unissued but are subject to an option that is exercisable at any time prior to July 22, 2003.

     (3) The address for Mrs. Appleton is 1503 Scott Avenue, Winnetka, Illinois 60093. 54,237 shares are owned by the William J. Liles, Jr. Family Trust in which Mrs. Appleton has an indirect pecuniary interest. 626,163 shares are owned by the William J. Liles, Jr. Marital Trust of which Mrs. Appleton is Co-Trustee. 3,590 shares are owned by trusts set up for the benefit of Mrs. Appleton's two daughters of which Mrs. Appleton is the Trustee. 1,290 shares are owned by Mrs. Appleton's husband.

     (4) Mr. Benjamin C. Lee, Jr. passed away on August 31, 1998. The current address for the Limited Partnership is c/o J. Tayloe Simmons, Jr., Esq., Managing General Partner, 501 South State Street, Jackson, Mississippi 39201. Sole voting power and sole dispositive power are claimed as to all shares. On July 3, 1998, the Limited Partnership was organized with Mr. Benjamin C. Lee, Jr., Mr. Benjamin Clinton Lee, III and Mrs. Ruth Ann Lee Lyles, as General Partners. Mr. Benjamin C. Lee, Jr. contributed to the Limited Partnership, among other things, 400,000 shares of the Company's common stock. Mr. Benjamin C. Lee, Jr.'s equity interest in the Limited Partnership is now owned by his Estate, the Estate of Benjamin C. Lee, Jr., represented by J. Tayloe Simmons, Jr., Esq., Executor. Mr. Simmons replaced Mr. Benjamin C. Lee, Jr. as a General Partner of the Limited Partnership.

     (5) The address for Mr. Lee is 109 Lakepointe, Madison, Mississippi 39110. Shared voting power and shared dispositive power are claimed as to all shares. See Footnote 4 for further information.

     (6) The address for Mrs. Lyles is 1085 Cemetery Lane, Aspen, Colorado 81611. Shared voting power and shared dispositive power are claimed as to all shares. See Footnote 4 for further information.

     (7) The address for Mr. Simmons is 501 South State Street, Jackson, Mississippi 39201. Shared voting power and shared dispositive power are claimed as to all shares. On July 3, 1998, B. C. Lee, L.P. was organized with Mr. Benjamin C. Lee, Jr., Mr. Benjamin Clinton Lee, III and Mrs. Ruth Ann Lee Lyles, as General Partners. Mr. Benjamin C. Lee, Jr. contributed to the Limited Partnership, among other things, 400,000 shares of the Company's common stock. Mr. Benjamin C. Lee, Jr. passed away on August 31, 1998. Mr. Benjamin C. Lee, Jr.'s equity interest in the Limited Partnership is now owned by his Estate, the Estate of Benjamin C. Lee, Jr., represented by Mr. Simmons. Mr. Simmons replaced Mr. Benjamin C. Lee, Jr. as a General Partner of the Limited Partnership.

     (8) 5,000 shares are jointly owned with Mr. Young's wife.

     (9) 2,499 shares are jointly owned with Dr. Neely's wife.

     (10) 2,166 shares are unissued but are subject to an option that is exercisable at any time prior to February 15, 2008. 1,958 shares are unissued but are subject to an option that is exercisable at any time prior to June 30, 2007. 19,500 shares are owned jointly with her husband. 570 shares are owned by her husband.

     (11) 5,000 shares are jointly owned with Mr. Dutro's wife. 3,167 shares are unissued but are subject to options that are exercisable at any time prior to March 19, 2002. 1,603 shares are unissued but are subject to an option that is exercisable at any time prior to February 15, 2008. 115 shares are unissued but are subject to an option that is exercisable at any time prior to June 30, 2007.

     (12) Ownership is as of December 31, 1999. Sole voting and shared dispositive power are claimed as to all shares. The address for Brinson Partners, Inc. is 209 South LaSalle, Chicago, Illinois 60604-1295. The address for UBS AG is Bahnhofstrasse 45 8021, Zurich, Switzerland. Beneficial ownership of all shares is disclaimed.

     (13) 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. Ownership is as of December 31, 1999. Beneficial ownership of all shares is disclaimed. Sole voting power and sole dispositive power are claimed as to all shares.

     (14) The address for Franklin Resources, Inc., Charles B. Johnson, and Rupert H. Johnson, Jr. is 777 Mariners Island Boulevard, San Mateo, California 94404. The address for Franklin Advisory Services, LLC is One Parker Plaza, Sixteenth Floor, Ft. Lee, New Jersey 07024. Sole voting power and sole dispositive power are claimed by Franklin Advisory Services, LLC as to all shares. Franklin Resources, Inc. is the parent holding company, Charles B. Johnson and Rupert H. Johnson, Jr. are principal shareholders of the parent holding company, and Franklin Advisory Services, LLC is the investment advisor. Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisory Services, LLC disclaim any economic interest or beneficial ownership in any of the shares. Ownership is as of December 31, 1999.

     (15) Ownership is as of February 10, 2000. Sole voting and sole dispositive power are claimed as to all shares. The address for Mr. Low is 2740 North Mayfair, Springfield, Missouri 65803.

     (16) 19,530 shares are unissued but are subject to options exercisable at various times.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In the following three paragraphs, the "Company" includes the Company's subsidiaries.

  On January 1, 1978, the Company entered into a ground lease with Mr. Lee (now deceased) and Mr. Liles (now deceased), for part of the real property on which the Company's Richland, Mississippi, terminal and corporate headquarters are located. In 1986, this lease was renegotiated to include contiguous property acquired by Mr. Lee and Mr. Liles, with the lease term commencing January 31, 1986, and expiring January 31, 2006 ("the 1986 Lease"). The monthly rental payments for the term of the 1986 Lease are $3,000. In the opinion of the disinterested members of the Board of Directors, the rental payments under the lease were on terms no less favorable to the Company than those available from unrelated third parties. During the year ended December 31, 1999, total lease payments were $36,000.

  On December 31, 1991, Messrs. Liles and Lee granted the Company an option to purchase the land covered by the 1986 Lease for $390,257 when that lease expires in 2006. In the opinion of the disinterested members of the Board of Directors, the option to purchase the land covered by the 1986 Lease was on terms no less favorable to the Company than those available from unrelated third parties.

  James Leon Young, who is a director of the Company, is a shareholder and officer in the Jackson, Mississippi, law firm of Young, Williams, Henderson & Fuselier, P.A., general counsel to the Company. During the year ended December 31, 1999, the Company paid Young, Williams, Henderson & Fuselier, P.A., fees in payment of services rendered in connection with litigation, corporate and other matters. No retainer fees were paid. The total of all such fees did not exceed five percent of that firm's gross revenues for its last full fiscal year.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent (10%) of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Such persons are also required to furnish the Company with copies of all forms they file under this regulation. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and representations that no other reports were required, for the fiscal year ended December 31, 1999, all Section 16(a) filing requirements applicable to its directors and executive officers were complied with, except that a Form 4 transaction for Mr. James Sorrels was reported on Form 5 and a Form 4 transaction for Mrs. Wynne Liles Appleton was reported on Form 5.

                         COMPARATIVE STOCK PERFORMANCE

  The following line graph compares cumulative five-year shareholder returns (1) among the Company's Common Stock, the University of Chicago's Center for Research in Securities Prices ("CRSP") Total Return Index for The NASDAQ Stock Market, and the CRSP NASDAQ Trucking & Transportation Stocks Index:

                           Total Return For The Year
                           -------------------------

Index               1994   1995   1996   1997   1998   1999
-----               ----   ----   ----   ----   ----   ----

NASDAQ
COMPOSITE
(US ONLY)           100.0  141.4  174.0  213.1  300.3  542.6

NASDAQ TRUCKING
& TRANSPORTATION    100.0  116.6  128.7  165.4  148.8  158.9

KLLM TRANSPORT
SERVICES, INC.      100.0   71.5   63.8   86.8   50.2   32.3

(1) Assumes $100.00 invested on December 31, 1994 and reinvestment of all dividends.